

January 6, 2012

<u>Via E-Mail</u>

Longhua Piao
Chairman and Chief Executive Officer
WSP Holdings Limited
No. 38 Zhujiang Road
Xinqu, Wuxi
Jiangsu Province
People's Republic of China

> **Re:** **WSP Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed September 14, 2011**
> **File No. 1-33840**

Dear Mr. Piao:

We refer you to our comment letters dated September 30, 2011 and November 3, 2011 regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance